[AKIN GUMP LETTERHEAD]

January 22, 2008

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Jessica Livingston

Re:	Overture Acquisition Corp. Amendment No. 4 to Registration Statement on Form S-1, Filed January 18, 2008 File No. 333-146946

Dear Ms. Livingston:

This letter responds on behalf of our client, Overture Acquisition Corp. (the ‘‘Company’’), to the comments of the staff of the United States Securities and Exchange Commission (the ‘‘Staff’’) contained in the letter, dated January 18, 2008, to John F. W. Hunt, Chief Executive Officer of the Company, relating to the above-referenced registration statement (the ‘‘Registration Statement’’). We are authorized by the Company to provide the responses contained in this letter on behalf of the Company.

For your convenience, we have recited each of the Staff’s comments below and provided the Company’s response to each comment immediately thereafter, and where indicated, the Staff’s requested changes have been included in Amendment No. 6 to the Registration Statement (‘‘Amendment No. 6’’), which is being filed simultaneously with this response.

Part II. Exhibits
Legal Opinion 5.1

1.	Revise Section 2 to eliminate the statement that the opinion pertains only to Cayman Island law, as it also pertains to New York law, by reliance on the Akin Gump Opinion.

We have revised the Exhibit 5 opinion given by Akin Gump Strauss Hauer & Feld LLP in accordance with the discussions between the Staff and Akin Gump on January 22, 2008.

2.	Add a new paragraph to Section 2 stating that for matters on New York law, counsel is relying on the Akin Gump opinion.

We have revised the Exhibit 5 opinion given by Akin Gump Strauss Hauer & Feld LLP in accordance with the discussions between the Staff and Akin Gump on January 22, 2008.

3.	Accordingly, revise Section 3.3 to eliminate the phrase which assumes that the warrants and unit certificates are binding obligations under New York law.

We have revised the Exhibit 5 opinion given by Akin Gump Strauss Hauer & Feld LLP in accordance with the discussions between the Staff and Akin Gump on January 22, 2008.

4.	Revise the last sentence on who may rely on the opinion to eliminate any restriction on persons who may rely on the opinion, as persons purchasing within one year of the offering have a right to rely on the opinion regardless of whether they are investors in the IPO. Consider, instead: ‘‘This opinion is addressed to you for purposes of the Registration Statement.’’

The Exhibit 5 opinion given by Maples and Calder has been revised to reflect the Staff’s comment.

Thank you for your consideration. If you have any further questions or comments, please do not hesitate to contact me at (212) 872-8117.

Sincerely,
/s/ Bruce S. Mendelsohn Bruce S. Mendelsohn

cc: John F. W. Hunt